Exhibit 12.1

SunGard Capital Corp.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended March 31,
	2014	2015
Fixed charges
Interest expense	$68	$67
Amortization of debt issuance costs and debt discount	7	4
Portion of rental expense representative of interest	4	5
Undeclared preferred stock dividend of SunGard Capital Corp. II before income taxes (at effective rate)	66	73

Total fixed charges	$145	$149

Earnings
Income (loss) from continuing operations before income taxes	$(424)	$44

Fixed charges per above	145	149

Total earnings	$(279)	$193

Ratio of earnings to fixed charges	*	1.3

*	Earnings for the three months ended March 31, 2014 were inadequate to cover fixed charges by $424 million.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended March 31,
	2014	2015
Fixed charges
Interest expense	$68	$67
Amortization of debt issuance costs and debt discount	7	4
Portion of rental expense representative of interest	4	5

Total fixed charges	$79	$76

Earnings
Income (loss) from continuing operations before income taxes	$(424)	$44

Fixed charges per above	79	76

Total earnings	$(345)	$120

Ratio of earnings to fixed charges	*	1.6

*	Earnings for the three months ended March 31, 2014 were inadequate to cover fixed charges by $424 million.